UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

LM Funding America, Inc.
(Name of Issuer)

Units consisting of one common share and one warrant
(Title of Class of Securities)

502074305
(CUSIP Number)

Mark Pajak
Craven House Capital North America LLC
107 West Federal St, PO Box 480
Middleburg VA 20118-0480
+1 540 687 3166
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

30th October 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d -7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 502074305

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Craven House Capital North America LLC EIN# 36-4886491
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 640,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 640,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 640,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.45%
14		TYPE OF REPORTING PERSON (See Instructions) CO

Item 1.	Security and Issuer

Units consisting of one common share with par value of $0.001 per share and one warrant to purchase one common share exercisable at a price of $2.40 for five years.

LM Funding America, Inc. 302 Knights Run Avenue, Suite 1000, Tampa, Florida 33602

Item 2.	Identity and Background

(a)	Craven House Capital North America LLC

(b)	2033 Main St, Suite 600, Sarasota, Florida, 34237

(c)	Holding company, insurance broker.

(d)	No

(e)	No

(f)	N/A

Item 3.	Source and Amount of Funds or Other Considerations

Purchase of 640,000 units at a price of $2.40 per unit. Each unit consists of one common share and one warrant to purchase one further common share exercisable at a price of $2.40 for five years. Source of funds is from internal working capital of the reporting person.

Item 4.	Purpose of Transaction

A general investment held by the reporting person.

Item 5.	Interest in Securities of the Issuer

(a)	640,000 Units consisting of one common share with par value of $0.001 per shares and one warrant to purchase one common share. Aggregate 640,000 shares – 31.45%

(b)	640,000

(c)	Purchase of 640,000 units at a price of $2.40 per unit. Each unit consists of one common share and one warrant to purchase one further common share exercisable at a price of $2.40 for five years.

(d)	N/A

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

N/A

Item 7.	Material to Be Filed as Exhibits

N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

9th November 2018
Dated

/s/ Mark J. Pajak
Signature

Mark Pajak - Manager
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).